UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2024.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Explanatory Note

Extraordinary General Meeting of Shareholders

On May 3, 2024, Lilium N.V. (“Lilium” or the “Company”) made available to its shareholders a convocation notice and other materials related to the Company’s extraordinary general meeting of shareholders (the “Extraordinary General Meeting”), which are furnished as Exhibits 99.1 to 99.4 to this Report on Form 6-K. The Extraordinary General Meeting is expected to be held on Thursday, May 30, 2024, at 2:00 p.m. CEST (8:00 a.m. EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Standby Equity Purchase Agreement

On May 3, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”). Pursuant to the SEPA, assuming satisfaction of certain conditions and subject to the limitations set forth in the SEPA, the Company has the right from time to time, but not the obligation, to issue and sell to Yorkville up to $150.0 million (the “Commitment Amount”) of its class A ordinary shares, nominal value €0.01 per share (the “Ordinary Shares” and, such Ordinary Shares comprising the Commitment Amount together with Ordinary Shares issued to Yorkville in satisfaction of an upfront commitment fee, the “SEPA Shares”) until the earlier of May 3, 2027 or the date on which the facility has been fully utilized or otherwise terminated in accordance with its terms.

Pursuant to the terms of the SEPA, the Company may require Yorkville to purchase Ordinary Shares under the SEPA (an “Advance”) by delivering a written request for such sale (an “Advance Notice”) to Yorkville. While there is no mandatory minimum amount for any Advance, an Advance may not exceed such amount as is equal to 100% of the average daily trading volume of the Company’s Ordinary Shares during the five Trading Days immediately prior to the date the Company requests an Advance. Each Advance is subject to certain limitations, including that Yorkville cannot purchase any Ordinary Shares that would result in it beneficially owning more than 9.99% of the Company’s then outstanding voting power or the number of Ordinary Shares outstanding at the time of an Advance. The timing, frequency, and price at which the Company issues Ordinary Shares are subject to market prices and management’s decision (if any) to sell Ordinary Shares.

Pursuant to the SEPA, the Company also agreed to pay Yorkville a commitment fee of 1,000,000 Ordinary Shares (the “Commitment Fee”) and has paid to Yorkville a structuring fee in the amount of $25,000.

The Company is not obligated to utilize any of the $150.0 million available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the three-year term will depend on the market price for the Ordinary Shares and the number of Ordinary Shares actually sold. The SEPA does not impose any restrictions on the Company’s operating activities.

Pursuant to the SEPA, the Company is required to register the SEPA Shares eligible to be resold pursuant to the SEPA. The Company, in its sole discretion, may choose when to file a registration statement registering the SEPA Shares for resale by Yorkville; provided, however, the Company will not be able to request any Advances until the registration statement becomes effective.

The offer and sale of the SEPA Shares to be issued pursuant to the SEPA are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the SEPA Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The description of the SEPA set forth above is qualified in its entirety by reference to the full text of that document, which is attached hereto as Exhibit 99.5.

Incorporation by Reference

The contents of this Report on Form 6-K, including the Exhibits hereto, are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333- 267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibit attached hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding: (i) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, including the timing of the first manned flight and the Lilium Jet’s entry into service; (ii) the expected results of the Lilium Group’s business and business model; (iii) the Lilium Group’s capital raising expectations and the consummation of capital raising transactions; and (iv) the execution of the SEPA and our future funding needs. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “targeted,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibits attached hereto include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
	Name:	Klaus Roewe
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release dated May 3, 2024
99.2	Convocation notice to the Extraordinary General Meeting
99.3	Agenda with explanatory notes
99.4	Form of proxy card
99.5	Standby Equity Purchase Agreement, dated as of May 3, 2024, between Lilium N.V. and YA II PN, LTD.